eCrypt Technologies, Inc.

4750 Table Mesa Drive

Boulder, Colorado 80305

September 8, 2009

Attn: Melissa Feider

Attn: Craig Wilson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

eCrypt Technologies, Inc.

Form 8-K August 4, 2009 and August 13, 2009

File No. 333-91190

Dear Ms. Feider and Mr. Wilson:

In connection with our written responses to the comment letter dated September 1, 2009, eCrypt Technologies, Inc. a Colorado corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

eCrypt Technologies, Inc.

/s/ Brad Lever, Chief Executive Officer